March 2, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation Form 10-K for the fiscal year ended March 31, 2006 Form 10-Q for the fiscal quarter ended December 31, 2006 File No. 000-17781
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated February 16, 2007, from Ms. Kathleen Collins to Mr. James A. Beer of Symantec Corporation (the “Company”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
     The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Form 10-K for the Fiscal Year Ended March 31, 2006
Item 2. Properties, page 26
1.	We note that you have facilities in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.
Response:
We advise the Staff that we operate and do business in the following countries in the Middle East: Bahrain; Egypt; Iraq; Israel; Jordan, Kuwait; Lebanon; Oman; Qatar; Saudi Arabia; United Arab Emirates; and Yemen.
Item 9A. Controls and Procedures, page 58
2.	We note in your disclosure that management identified a material weakness in your internal control over financial reporting related to your accounting for income taxes and that this material weakness resulted in errors to your annual accounting for income taxes which were corrected prior to the issuance of your 2006 financial statements. Based on your disclosure, it is not clear whether these errors impacted any of your prior financial statements, including quarterly reports on Form 10-Q, or resulted in any adjustments to your financial statements. Tell us specifically what periods these errors related to as well as the impact these errors had on your financial statements for each period identified. Additionally, tell us whether any post-closing adjustments were made, including dollar amounts, to the Company’s books and records and its financial statements as a result of these errors. Please advise.
Response:
The dollar amounts and percentages identified as A1 — A10 in the Company’s response to the Staff’s comment 2 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Our internal controls over our accounting for income taxes failed to detect errors in the computation of income tax expense for the March 2006 quarter, as well as errors in the classification of deferred and current income taxes payable as of March 2006. These errors were corrected and are reflected in our published financial statements, and all relate to the March 2006 quarter. Accordingly, these errors do not impact any previously published financial statements, including Forms 10-Q for interim results in fiscal 2006. The errors identified and accounted for can be summarized as follows.
Understatement of Income Tax Expense
Three errors were initially made in the computation of the fiscal 2006 annual income tax expense at year-end, resulting in an understatement of income tax expense of [A1]. These errors were clerical in nature and were identified by our external auditors during their audit of the detailed income tax provision calculation. These errors were not made in the interim periods, as we were otherwise correctly projecting and applying our effective tax rate for the year to date interim results.
This can be evidenced by the fact that, after correcting for these errors, the effective tax rate applied to pre-tax book income in the March quarter approximates the 33% effective tax rate applied to interim results through the December quarter, after taking into consideration two discrete items properly accounted for in the March quarter:
1.	An accrual of [A2] was made in the March quarter to accrue for a new contingent penalty risk arising from the late filing of the final Veritas pre-acquisition U.S. federal income tax return. This issue arose in the March quarter as the tax return was otherwise due March 15, 2006.

2.	An accrual of [A3] was made to accrue for incremental interest for the period following the Veritas acquisition as a result of our change in our assessment of the risk associated with the Veritas tax dispute for the 2000-2001 tax years in the March quarter (see discussion further below on this matter in our response to Comment 7).

Excluding consideration of the accounting for these two discrete items in the March quarter, the corrected computed income tax provision in the March quarter was in line with the projected tax rate applied in the earlier interim periods. Accordingly, these computational errors were only made in the March 2006 quarter.
Balance Sheet Classification Errors
In addition to the initial understatement of income tax expense, certain balance sheet classification errors were initially recorded in the March 2006 quarter and were also identified by our external auditors during their audit. These errors all relate to activity reported in the fiscal year ending March 31, 2006 and came about in our computation of our annual current and deferred components of the income tax provision, the calculations for which occurred during the fourth quarter of the fiscal year and therefore were recorded as post-closing adjustments to the appropriate quarter. There were no errors which relate to a prior fiscal year or prior interim periods within fiscal 2006.
The errors primarily relate to two items:
1)	We misapplied paragraph 42 of FAS 109, which requires current deferred tax liabilities and assets and noncurrent deferred tax assets and liabilities to offset and be presented as a single amount on a jurisdictional basis. We incorrectly offset deferred tax assets and liabilities from different jurisdictions. This matter arose only in the March 2006 quarter because of a combination of: a) reductions in the amount of deferred tax liabilities in the foreign jurisdiction, and b) an increase in the level of deferred tax assets in that jurisdiction in the March quarter.

2)	Additionally, a portion of the errors related to cumulative temporary differences in the U.S. which were not properly analyzed in the initial computation of the March 2006 current and deferred tax accounts, resulting in an initial overstatement of current income taxes payable and overstatement of deferred tax assets.
The corrections made can be summarized as follows:

Dr. Income Taxes Payable	[A4]
Dr. Noncurrent Deferred Tax Assets	[A5]

Cr. Noncurrent Deferred Tax Liabilities	[A6]
Cr. Current Deferred Tax Assets	[A7]
The error in the computation of noncurrent deferred tax liabilities was approximately [A8] of the corrected balance of $493,956,000. The error in the computation of income taxes payable was approximately [A9] of the corrected balance of $419,401,000. The error in the computation of current deferred tax assets was approximately [A10] of the corrected balance of $131,833,000. Noncurrent deferred tax assets were not initially separately disclosed.
Summary of Significant Accounting Policies
Revenue Recognition, page 75

3.	We note in your disclosure that vendor specific objective evidence (VSOE) of fair value for elements in your multiple element arrangements is based upon the price for which the undelivered element is sold separately based on historical evidence of stand-alone sales to third parties or from stated renewal rates. Please explain your methodology and assumptions used to determine VSOE of fair value. For instance, does the price charged for individual elements vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of each undelivered element. In this regard, tell us the percentage range allowed for your pricing of the undelivered elements that you consider to be representative of VSOE for each element.
Response:
The dollar amounts and percentages identified as B1 — B11 in the Company’s response to the Staff’s comment 3 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Symantec has consistently used both the historical pricing evidence and stated renewal rate methods, or paragraphs 10 and 57 of SOP 97-2 respectively, for establishing VSOE of fair value for each element of multiple element arrangements (MEAs). Paragraph 10 of SOP 97-2 indicates that VSOE can be established by the price charged when the same element is sold separately, which includes historical pricing evidence. Paragraph 57 of SOP 97-2 states that the fair value of the post-contract customer support (PCS) should be determined by reference to the price the customer will pay when it is sold separately (that is, the renewal rate). MEAs at Symantec include delivered or undelivered products, PCS, professional services, or training and education. The residual method is used for determining the value of any delivered or undelivered products, and no revenue is recognized until all products have been delivered.
For MEA’s with a value equal to or greater than [B1], Symantec has consistently used the stated renewal rate methodology, or paragraph 57 of SOP 97-2, to determine VSOE of fair value for PCS. For our transactions below [B2], Symantec has consistently used the historical pricing evidence method permitted by paragraph 10 of SOP 97-2, which is also known as the bell-shaped curve approach. Symantec considers VSOE of fair value established when [B3] of separately sold PCS renewals are within +/- [B4] of list price.
Symantec acquired Veritas Software Corporation in July 2005. Symantec initially maintained both a separate sales force and price book for Veritas given the size and complexity of its business. Veritas had $2.04 billion of revenue for its fiscal year ended December 31, 2004 compared to $2.58 billion of revenue for Symantec for its fiscal year ended March 31, 2005. Prior to integrating both the Veritas sales-force and price book into a single Symantec sales-force and price book, VSOE for Veritas products (Availability products) was established using the same VSOE methodology Veritas used as a stand-alone entity. That policy was to use a stated renewal rate for all site licenses. Site licenses are arrangements where customers pay a set price for rights to deploy a limited or unlimited value of software over a period of time. For all other transactions, the historical pricing evidence method was used. Veritas considered VSOE of fair value established when [B5] of separately sold PCS renewals were within +/- [B6] of the median.
The integration of Veritas into Symantec’s price book occurred in the quarter ended December 31, 2006. The sales force was also fully integrated by that time. Customers were then able to purchase all products sold by Symantec together under unified pricing programs through a single Symantec representative. Symantec then integrated the VSOE methodology for Veritas products into Symantec’s policy noted above. That is, VSOE is based on the stated renewal rate for arrangements with a value equal to or greater than [B7], and historical pricing evidence for deals below that amount with VSOE of fair value considered established when [B8] of separately sold PCS renewals are within +/- [B9] of list price. A bell curve could then be established for the merged entity as Symantec then had 12 months of historical evidence. Please also note that Symantec continues to consider VSOE of fair value for site licenses established when a stated renewal rate exists in the arrangement.
VSOE of fair value for professional services and training and education transactions are established by evaluating the Company’s history of separately sold arrangements. Symantec considers VSOE of fair value for both professional services, and training and education established when [B10] of separately sold arrangements are within +/- [B11] of the median price for each.
4.	We also note that when VSOE does not exist for undelivered items, the entire arrangement fee is recognized over the performance period. Tell us how you would account for arrangements that include two undelivered elements, such as PCS and services and in this regard tell us how you considered paragraph 12 of SOP 97-2 in accounting for such arrangements.
Response:
There are three possible scenarios where the application of paragraph 12 of SOP 97-2 would be relevant: (1) when VSOE does not exist for either PCS or professional services; (2) when VSOE exists for PCS but not professional services; and (3) and when VSOE exists for professional services but not PCS. We discuss below how we account for each of the three scenarios. We advise the Staff that, in general, services are not essential in to the functionality of our products. Please also note that scenarios number two and three occur in a limited number of arrangements.
Scenario One — VSOE does not exist for either PCS or professional services. Because the remaining undelivered elements are both services, we recognize the entire arrangement fee ratably over the period during which the services are expected to be performed or over the PCS period, whichever is longer, beginning with delivery of the software, provided that all other revenue recognition criteria in SOP 97-2 are met.
Scenario Two — VSOE exists for PCS, but not for professional services. As with scenario one, we recognize the entire arrangement ratably upon delivery of our product, provided that all other revenue recognition criteria have been met. However, if professional services are completed before the PCS term expires, revenue would then be recognized based on the residual method for the professional services and license elements. We would then recognize the remaining portion associated with PCS over the remaining PCS period.
Scenario Three — VSOE exists for professional services, but not PCS. As with scenario one, we recognize the entire arrangement ratably upon delivery of our product, provided that all other revenue recognition criteria have been met. However, if the PCS term expires before professional services are completed, revenue would then be recognized based on the residual method for the PCS and license elements. We would then recognize the remaining portion associated with professional services over the remaining professional services period.
5.	We note that for certain of your segments, you sometimes recognize revenue through indirect sales upon evidence of an end user. Help us understand if “evidence of end user” results in recognizing revenue upon delivery to the reseller or upon sell-through to the end-user.
Response:
With our Security and Data Management and Data Center Management segments, resellers do not hold inventory and have no right of return. Although a reseller is typically involved in our transactions, we almost always ship to the end-user and recognize revenue upon shipment directly to the end-user. Occasionally, where the Company is directed by the end-user to ship to a large systems integrator, we recognize revenue upon shipment to that systems integrator as long as all other revenue recognition criteria have been met. This would be evidenced in a contract with or a purchase order from the end-user.
6.	We also note that sales for Original Equipment Manufacturers (OEMs), royalty revenue is recognized when the OEM reports the sale to and end-user customer, generally on a quarterly basis. Tell us whether you are notified of the sell-through in the same period that the actual sale took place.
Response:
We recognize OEM revenue upon receipt of evidence of sell-through, which means a report from our OEM partners. Our OEMs report sell-through to us based on their most recent fiscal quarter. Our receipt of the OEM reports, or evidence of sell-through, is typically received by us between 45 to 90 days after our quarter-end, and are on a one quarter lag based on the OEM’s most recently completed fiscal quarter. These reports are consistent in reporting three months of sell-through activity.
Note 13. Income Taxes, page 104
7.	We note that you received a notice from the IRS claiming that additional taxes are owed related to the 2000 and 2001 tax years of Veritas in which the incremental tax liability asserted by the IRS is $867 million. We also note that you do not agree with the IRS position relating to these additional taxes and have subsequently filed a petition to protest this claim. Tell us whether you have recorded any liability related to these additional taxes. In this regard, tell us whether you have a range of probable loss related to this notice and whether you believe any prior periods will be affected. Please advise.
Response:
The dollar amounts and parenthetical phrase identified as C1 — C3 in the Company’s response to the Staff’s comment 7 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

As disclosed in our Form 10-K, the Notice of Deficiency primarily relates to intercompany transfer pricing in connection with a technology license agreement between Veritas and a foreign subsidiary for the years 2000-2001. We have recorded a [C1] liability for U.S. federal taxes to reflect those benefits from this arrangement that are not probable of realization for the years in question.1 Since this relates to years preceding the date of the acquisition, this liability has been accounted for as a cost of the Veritas purchase.
Based on information previously available, Veritas accrued a liability for its best estimate of the probable outcome of this contingency prior to the acquisition. As discussed in our Form 10-K, significant new developments arose in our March 2006 quarter relating to this matter. Specifically, we received the Statutory Notice of Deficiency from the Internal Revenue Service (“IRS”) on March 29, 2006. This was the first instance in which we had any indication from the IRS of the magnitude of its assessment. Also, we did not receive the supporting calculation and basis for the assessment until May 15, 2006. Additionally, on March 31, 2006, we received Notices of Proposed Adjustment for a separate IRS audit for Symantec pertaining to technology license arrangements between Symantec and a second foreign subsidiary. We also had several discussions in April and May with the IRS Exam team in connection with the Symantec tax audit that provided us with better visibility into the IRS’ current stance on these matters.
We believe that the IRS’ position in these disputes is inconsistent with the existing Treasury Regulations, and we continue to believe that our own methods of computing royalties for the licenses in question are the most appropriate. Nevertheless, after the new developments in the March quarter, we also considered the following in reassessing the probable outcome of the Veritas dispute:
•	the incremental risks arising from litigation including consideration of whether the size of the IRS assessment impacts our ability to obtain a more reasonable settlement within the IRS Appeals process;

•	the extent to which the Company would entertain a negotiated settlement in light of the size of the assessment, our related shareholder disclosures and the willingness of the IRS to enter into meaningful settlement negotiations.
Taking into consideration the IRS activity in the March quarter, we concluded that the tax benefits arising from a substantial portion of the pre-tax profits [C2] reported by the Veritas foreign subsidiary for all years prior to the acquisition are not probable of realization. In light of this conclusion to establish liabilities for the benefits from virtually all of the profits otherwise generated by the Veritas foreign subsidiary, we did not believe it to be otherwise applicable to consider a further range of potential loss. Stated differently, while the IRS assessment is for an amount well in excess of the cumulative profits generated by the Veritas foreign subsidiary, we did not believe it appropriate to consider an expanded range of possible adjustments that would in fact exceed the cumulative profits generated by the Veritas foreign subsidiary.
Accordingly, as disclosed in the Form 10-K, we established $120 million of additional net liabilities in the March quarter to address this risk for all pre-acquisition years, including the 2000-2001 tax years involved in the existing dispute. This adjustment considered both U.S.

[1]	The [C1] figure compares to the $867 million tax figure asserted by the IRS. We have also separately accounted for related state taxes and accumulated interest, as well as considered the partially offsetting impact of compensating adjustments in the country of incorporation of the foreign subsidiary.

federal and state taxes, related interest, as well as anticipated partially offsetting compensating adjustments to be received from the country of incorporation of the foreign subsidiary.2 We do not believe that this adjustment impacts any prior periods in light of the substantial new information received, and events that took place, in the March 2006 quarter.
Form 10-Q for the Quarter Ended December 31, 2006 filed February 7, 2007
Note 6. Debt
Convertible Senior Notes, page 12
8.	We note that you issued an aggregate amount of $2.1 billion Convertible Senior Notes (Notes) and concurrently with the issues of these Notes, you entered into note hedge transactions and sold warrants to affiliates of certain purchasers of the Notes. We also note in your disclosure that you have considered EITF 00-19 in your accounting for such Notes. Tell us specifically how you are accounting for the Notes, including any discounts on the Note related to the note hedge transactions and warrants. Additionally, tell us specifically how you applied the guidance under EITF 00-19 in evaluating whether the debt conversion features of the Notes included embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 as well as the classification of the note hedge transactions and warrants. Please advise.
Response:
When we entered into the Notes, Convertible Bond Hedge and Warrants, we determined the accounting based on our analyses of EITF Issue No. 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion (EITF 90-19), EITF Issue No. 00-19, Accounting for Derivative Financial Statements Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19), EITF No. 01-06, The Meaning of “Indexed to a Company’s Own Stock” (EITF 01-06), EITF 05-02, The Meaning of “Conventional Convertible Debt Instrument” in Issue 00-19 (EITF 05-02), APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (APB 14), SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended (FAS 133) and SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity Status (SFAS 150).
Accounting for the Notes
     EITF 90-19 addresses three types of convertible instruments; Instruments A, B, and C. Symantec’s Notes closely resemble Instrument C within EITF 90-19, which, upon conversion, the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. The Notes issued require Symantec to pay in cash up to par value and the conversion spread to be settled in either cash or stock (Instrument C). Since the Notes are considered an Instrument C type convertible in EITF 90-19, the Notes should be accounted for like convertible debt (that is, as a combined instrument)

[2]	As discussed above, this additional tax and accumulated interest for the pre-acquisition period was accounted for as an adjustment to the Veritas purchase price. We separately accounted for [C3] of additional interest on the adjusted tax liability for the post-acquisition period through our provision for income tax expense in the March quarter.

if the conversion feature meets the requirements of EITF 00-19 and 01-06 to be classified as an equity instrument. The analysis of the conversion feature and whether or not it meets the requirements of EITF 00-19 and 01-06 is found below (see section titled “Debt Conversion Feature”). In that analysis it was determined that the conversion feature meets the requirements of EITF 00-19 and 01-06 and is therefore not accounted for separately. Accordingly, the Notes should be accounted for as one instrument in accordance with APB No. 14.
     APB 14 indicates that no portion of the proceeds from the issuance of the types of convertible debt described in paragraph 3 of APB 14 should be accounted for as attributable to the conversion feature (that is, bifurcated and accounted for separately). Paragraph 3 describes convertible debt as ”...those debt securities which are convertible into common stock of the issuer...at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount.” Furthermore, paragraph 3 states that the terms of such securities generally include:

1.	An interest rate which is lower than the issuer could establish for nonconvertible debt.	➢	The Notes initial interest rate of 0.75% and 1.00% for the 2011 and 2013 Notes, respectively, is lower than our “straight debt” rate.

2.	An initial conversion price which is greater than the market value of the common stock at the time of issuance.	➢	The Notes were issued with an initial conversion premium of 22.5% for the 2011 and 2013 Notes.

3.	A conversion price which does not decrease except pursuant to anti-dilution provisions.	➢	The number of shares that the Notes convert into remains constant, except pursuant to standard anti-dilution provisions.
     Based on the guidance within EITF 90-19 regarding Instrument C convertibles and APB 14 with respect to classification of convertibles as debt, including the analysis of the conversion feature under EITF 00-19 and 01-06 (as documented below under “Debt Conversion Feature”), we determined that the Notes should be reported on Symantec’s consolidated balance sheet as a single instrument. The value of the embedded conversion feature in Symantec’s own common stock should not be bifurcated since the option is not separable from the debt.
     Symantec amortizes the issuance costs related to the Notes based on an effective interest method over the life of the Notes.
Debt Conversion Feature
     We analyzed the conversion feature of the Notes to determine if it is an embedded derivative and, accordingly, needed to be separated from the host contract and accounted for under SFAS 133. Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument such as bonds, insurance policies or leases may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a-c) of SFAS 133 if the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: Because the conversion feature of the Notes is indexed to Symantec’s stock and the host is a debt host, the conversion feature of the Notes is not clearly and closely related to the host contract.

b.	The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

Analysis: Since the host contract is convertible debt (the Notes), it is not measured at fair value with changes in fair value being reported in earnings.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133.

Analysis: SFAS 133 does not require bifurcation of the debt conversion feature from the convertible debt if that feature on a standalone basis would be classified as an equity instrument of Symantec (paragraphs 11(a)). Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” To determine if the stock conversion feature is indexed to its own stock it must be analyzed under EITF 01-06, and to determine if it could be classified as stockholders’ equity it must be analyzed under EITF 00-19.
     EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The embedded conversion feature in the Symantec Notes contains four specific conversion triggers and periods, none of which changes the holder’s settlement amount if it is exercised and each of the triggers represents protection for either the holder or Symantec, as issuer. Therefore, we considered the embedded conversion feature to be indexed to the Symantec’s stock based on the guidance in EITF 01-06.
     Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The requirements of paragraphs 12 through 32 of EITF 00-19 were considered below in order to determine if the embedded derivative should be classified as a component of stockholders’ equity.

1.	Net-cash settlement is not required.	➢	The conversion feature of the Symantec Notes can be settled in cash or stock, at the election of Symantec.

2.	The contract permits the company to settle in unregistered shares.	➢	The Notes require Symantec to use reasonable efforts to register shares within 180 days of the offering and keep the registration effective for a period of time. This places the requirement within

Symantec’s control and permits settlement in unregistered shares. If a registration default occurs, as defined in the agreement, additional interest will accrue on the Notes at an additional rate per year equal to 0.25% of the principal amount of the Notes. Symantec believes that the potential additional interest ($8.25 million) is not greater than the difference in fair value of registered and unregistered shares.

		➢	It should be noted that the shares were registered in December 2006.

3.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	➢	Even though Symantec will pay cash up to par value, the excess value, if any, will be settled in cash or shares. The maximum number of shares that could be issued to satisfy the conversion of the Notes is approximately 110 million ($2.1B Notes divided by $19.12 per share conversion rate). The conversion rate is only subject to adjustment for standard anti-dilution provisions as defined in EITF 05-2 and SFAS 123R.

		➢	As of May 26, 2006, Symantec had 1,050,200,037 shares available which was enough shares to satisfy the shares that could be issued to satisfy the conversion of the Notes (110 million) and all other possible commitments.

		➢	We believe that our share requirements will not exceed our number of authorized shares in the foreseeable future.

4.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	➢	The maximum number of shares that could be issued to satisfy the conversion of the Notes is approximately 110 million.

5.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	➢	There is a required liquidated damages payment on the registration of the Notes. However, there is no required liquidated damages payment on the registration of the shares upon conversion of the Notes.

6.	There are no required cash payments to the counterparty if the shares initially delivered upon	➢	There are no cash settled “top-off” or “make-whole” provisions as described.

settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

7.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	➢	Net-cash settlement is only required in circumstances where the holders of shares underlying the contract would also receive cash.

8.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	➢	There are no such provisions.

9.	There is no requirement in the contract to post collateral at any point or for any reason.	➢	There is no collateral requirement.
     Under EITF 00-19, the debt conversion feature meets the definition of an equity instrument as Symantec has met the 9 conditions within paragraphs 12 through 32.
     In summary, the conversion feature is both (1) indexed to Symantec’s own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in Symantec’s statement of financial position because it meets the provisions of EITF 00-19. Therefore, the debt conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is accounted for as a single instrument, convertible debt.
Classification of Hedge
     In conjunction with the issuance of the Notes, Symantec entered into a Convertible Bond Hedge agreement with affiliates of certain of the initial purchasers whereby Symantec has the option to purchase up to 110 million shares of its common stock at a fixed price per share. This agreement is indexed to and potentially settled in Symantec’s own stock, and thus we evaluated whether the Convertible Bond Hedge was within the scope of SFAS No. 133, and if not, then how it should be classified under EITF 00-19 and 01-06. Paragraph 11(a) of SFAS No. 133 states that a company should not consider a contract to be a derivative instrument if the contract issued or held by a company is indexed to its own stock and classified in stockholders’ equity.
     To determine if the Convertible Bond Hedge is indexed to Symantec’s own stock we analyzed it under EITF 01-06. We determined that the Convertible Bond Hedge meets the definition of “indexed to a company’s stock” under EITF 01-06 as the instrument’s settlement value is only indexed to Symantec’s common stock.

     The Convertible Bond Hedge can be settled in cash or stock at the election of the Symantec. There is no obligation for Symantec to transfer assets and it meets the equity classification based on our evaluation under EITF 00-19 and FAS 150. Therefore, Symantec has classified the Convertible Bond Hedge in equity rather than as a liability.
Classification of Warrants
     In conjunction with the issuance of the Notes, Symantec sold a Warrants agreement to affiliates of certain of the initial purchasers whereby they have the option to purchase up to 110 million shares of Symantec common stock at a fixed price per share. This instrument does not fall within the scope of FAS 150 as the contract does not require the issuer to settle the obligation by transferring assets and the underlying common stock is equity classified. This instrument is indexed to and potentially settled in Symantec’s own stock, and thus we evaluated whether the Warrants were within the scope of SFAS No. 133, and if not, then how they should be classified under EITF 00-19 and 01-06. Paragraph 11(a) of SFAS No. 133 states that a company should not consider a contract to be a derivative instrument if the contract issued or held by a company is indexed to its own stock and classified in stockholders’ equity. To determine if the Warrants are indexed to Symantec’s own stock we analyzed them under EITF 01-06, and to determine if they could be classified as stockholders’ equity we analyzed them under EITF 00-19.
     The Warrants meet the definition of “indexed to a company’s stock” under EITF 01-06 as the instrument’s settlement value is only indexed to Symantec’s stock.
     Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The requirements of paragraphs 12 through 32 of EITF 00-19 are considered below in order to determine if the Warrants should be classified as a component of stockholders’ equity:

1.	Net-cash settlement is not required.	➢	The Warrants can be net-share or cash settled at the election of Symantec.

2.	The contract permits the company to settle in unregistered shares.	➢	Symantec is permitted to settle the Warrants in unregistered shares, however in the case of a settlement with unregistered shares, the warrant holder determines an appropriate discount to the settlement price in a “commercially reasonable manner” and appropriately adjusts the amount of unregistered shares to be delivered. Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF 00-19 because it is done in a commercially reasonable manner.

3.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	➢	At May 26, 2006, Symantec had 1,159,839,457 shares available that are not committed or authorized for use under various agreements which was enough shares to satisfy the Warrants (219,639,420 shares) and all other possible commitments.
		➢	We believe that our share requirements will not exceed our number of authorized shares in the foreseeable future.

4.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	➢	The maximum amount of shares that can be issued to settle the Warrants is 219,639,420, the underlying number of shares on the Warrants.

5.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	➢	There are no required cash payments to the warrant holder in the event that Symantec fails to make timely filings with the SEC.

6.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	➢	There are no cash settled “top-off” or “make-whole” provisions. There is a make-whole amount in the form of shares but not in cash.

7.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	➢	There is no such requirement. Symantec is required to settle in shares, except for fractional shares which are to be settled in cash.

8.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	➢	There are no such provisions.

9.	There is no requirement in the contract to post collateral at any point or for any reason.	➢	There is no collateral requirement.
     Under EITF 00-19, the Warrants meet the definition of an equity instrument as Symantec has met the 9 conditions within paragraphs 12 through 32. Therefore, Symantec has classified the Warrants in equity rather than as a liability.
*****
     As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any comments or questions regarding this filing to me at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.
Very truly yours,

/s/ James A. Beer

James A. Beer
Executive Vice President and Chief Financial Officer
Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
John Thompson, Chief Executive Officer
Art Courville, Executive Vice President and General Counsel
George Harrington, Senior Vice President, Finance and Chief Accounting Officer
Chris Dyer, KPMG LLP
Daniel J. Winnike, Fenwick & West LLP
Exhibits:
     Attachment A (provided under separate cover)